December 20, 2013

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust – Altegris/ AACA Real Estate Long Short Fund

Dear Mr. Grzeskiewicz:

On October 15, 2013, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of the Altegris / AAIM Real Estate Long Short Fund (the "Fund"), a new series of the Registrant, filed Post-Effective Amendment No. 543 to its Registration Statement under the Securities Act of 1933 on Form N-1A to add this new series to the Trust (the “Registration Statement”).  You provided the following comments on November 22, 2013 to the Registration Statement by phone to Cassandra Borchers.  Please note, the sub-adviser has changed its firm name and upon amendment, Registrant intends to reflect the name of this Fund as the Altegris / AACA Real Estate Long Short Fund, consistent with the new name of the sub-adviser.

Below is a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant:

Fee Table:

Comment 1.

As a suggestion, you may remove the reference to Maximum Sales Load Imposed on Reinvested Dividends since there is none.

Response:  Registrant desires to retain this item in the table.

Comment 2.

Please confirm there will be no acquired fund fees and expenses, or less than 0.01% of AFFE.  Otherwise, add a line item to the expense table and include the estimated AFFE for this Fund.  We note the Principal Investment Risks include risks related to investing in exchange-traded funds.

Response:  Registrant confirms the acquired fund fees and expenses are estimated to be less than 0.01%, so a separate line item is not included for AFFE.

Comment 3.

A footnote to the Fee Table refers to a fee waiver and expense reimbursement agreement.  Please confirm that the Fund will include this agreement as an exhibit to the registration statement and disclose that the agreement will remain in effect for at least one year from the effective date of the registration statement.  See Instruction 3(e) to Item 3 of Form N-1A.

Response.  Registrant confirms that a copy of the operating expense limitation agreement will be filed, and that it will be in effect for at least one year from the effective date of the Fund.

Comment 4.

Please confirm to the Staff that any expected borrowing costs have been included in the Fee Table.

Response.  Registrant confirms that any expected borrowing costs will be included in the fee table.

PERFORMANCE:

Comment 5.

In the Performance Section, please disclose 1) whether the predecessor fund was registered and 2) whether the standardized SEC method was used to calculate performance, and if not, what method was used and how it differs.

Response.  We have revised the disclosure to include disclosure that the predecessor fund was not registered and that the performance shown was calculated on a monthly basis.  The revised disclosure also discusses the fact that the method for calculating performance on a monthly basis differs from the standardized SEC method of calculating performance on a daily basis.

Comment 6.

In the response letter, confirm that the performance information presented for the predecessor fund complies with the requirements of MassMutual Institutional Funds (pub. avail. Sept 28, 1995) (“MassMutual”); specifically, provide the following information or confirmations:

a.

When and why was the predecessor fund created?

b.

Explain whether the sub-advisor has managed other accounts or funds substantially similar to the predecessor fund.

c.

If the sub-advisor has managed other accounts or funds substantially similar to the predecessor, explain why the predecessor fund was selected for conversion.

d.

Were these other accounts or funds converted to investment companies?  If not, why not, why was the predecessor fund chosen to be converted?

e.

Will the predecessor fund transfer substantially all of its assets to the new fund?

f.

Does the advisor believe the predecessor fund could have complied with Sub-chapter M?

Response.  Based on the sub-adviser’s representations to the Registrant, the Registrant believes that the prior performance of the predecessor fund may be included under the guidance of the MassMutual and confirms:

a.

The predecessor fund commenced operations on February 1, 2011.  It is was created by the sub-adviser for the purpose of offering a pooled investment vehicle with a real estate long/short strategy to certain qualified investors for purposes entirely unrelated to establishment of a performance record; .

b.

The sub-adviser has not managed any other accounts or funds with a substantially similar investment strategy.  While the sub-adviser manages other real estate strategies, none include the long/short strategy of the predecessor fund.

c.

Not applicable.

d.

Not applicable.

e.

Yes, the predecessor fund will transfer substantially all of its assets to the new Fund.

f.

As of December 15, 2013, the sub-adviser did manage the predecessor fund in a manner that could have complied with Sub-chapter M of the Internal Revenue Code.

Comment 7.

Please use the new Fund name in the Average Annual Total Return Chart, not the name of the predecessor fund.

Response.  The requested revision has been made.

OTHER COMMENTS ON THE PROSPECTUS:

Comment 8.

Item 9 includes a supplemental prior performance information section.  Please explain why this is needed?  Will there be different information presented in addition to the predecessor fund performance in the Fund Summary?

Response.  Registrant desires to present additional supplemental performance of the prior fund which it believes will be useful for investors to evaluate the prior performance of the predecessor fund.  The information is more comprehensive as it plots monthly returns of the predecessor fund since inception against the benchmark indices, as well as an Average Annual Total Return chart.  The prior fund performance will be calculated to reflect the estimated expenses for Class I (prior to expense limitation) of the Fund, in order to further assist investors in evaluating the prior performance.  Please find the proposed presentation of the Performance section from the Fund Summary, as well as the supplemental performance section included herewith.

Comment 9.  Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  Please be sure any disclosures relating to derivatives address only those types of derivatives that the Fund may use as part of its principal investment strategy.

Response.  Registrant has reviewed the prospectus and modified its derivatives-related strategy and risk disclosures after consideration of the letter.  Registrant believes the revised disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller.

Comment 10.

Please include the Investment Company Act File number for the Trust on the back cover page of the prospectus.

Response.

The 811 number has been included.

STATEMENT OF ADDITIONAL INFORMATION:

Comment 11.

With respect to the Statement of Additional Information, if anything in the Statement of Additional Information might affect fund performance, volatility, or level of risk, or influence an investor’s decision to invest, disclose this information in the prospectus.  Conversely, please review the SAI to confirm there is not unnecessary disclosure relating to types of investments which the Fund does not intend to make.

Response.  Registrant has reviewed the disclosure in the SAI and confirms that there is no disclosure in the SAI which is not included in the prospectus that would materially affect Fund performance or is material to an investor’s investment decision.  Registrant believes the disclosures in the SAI are appropriate.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Very truly yours,

/s/ Cassandra Borchers

Cassandra Borchers

Cassandra.Borchers@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6632

PERFORMANCE SECTIONS

Performance

As a newly registered mutual fund, the Altegris/AACA Real Estate Long Short Fund does not have prior performance as a mutual fund.  The prior performance shown below is for the Fund’s predecessor limited partnership, American Assets Real Estate Securities Fund, L.P. (“Predecessor “Fund”) which was managed by AACA, the Fund’s sub-adviser.  The Predecessor Fund was not registered, and was reorganized as a series of the Trust on [________].  The Predecessor Fund, since its inception on February 1, 2011, was managed by AACA in the same style, and pursuant to substantially identical real estate long-short strategies, investment goals and guidelines, as are presently pursued on behalf of the Fund by AACA as its sub-adviser, as further described herein.  The prior annual returns and performance track record that follows is that of the Predecessor Fund since its inception (while it was a limited partnership), and is net of applicable management fees (1.50% annually), performance fees and other actual expenses of the Predecessor Fund.  The method used to calculate the Predecessor Fund’s performance differs from the Securities and Exchange Commission’s standardized method of calculating performance because the predecessor Fund employed monthly, rather than daily, valuation and this may produce different results.  From its inception on February 1, 2011 through the date of this Prospectus, the Predecessor Fund was not subject to certain investment restrictions, diversification requirements, limitations on leverage and other restrictions of the Investment Company Act of 1940 Act (“1940 Act”) and of the Internal Revenue Code (“Code”), which if they had been applicable, might have adversely affected its performance.  In addition, the Predecessor Fund was not subject to sales loads which are applicable to certain classes of Fund shares, and which also would have adversely affected performance. The information provides some indications of the risks of investing in the Fund. The bar chart shows you how the performance for the Predecessor Fund varied from year to year. The Predecessor Fund’s past performance is not necessarily an indication of how the Altegris/AACA Real Estate Long Short Fund will perform in the future.

Performance Bar Chart For Full Calendar Years Ended December 31

Best Quarter	15.94%	December 31, 2011
Best Quarter	10.93%	March 31, 2012
Worst Quarter	2.29%	June 30, 2012

The following table shows the average annual returns for the Predecessor Fund over prior periods ended December 31, 2012.  The Predecessor Fund was an unregistered limited partnership, did not qualify as a regulated investment company for federal income tax purposes, did not have a distribution policy, and did not pay annual dividends and distributions.  As a result of the different tax treatment, we are unable to show the after-tax returns for the Predecessor Fund.  The index information is intended to permit you to compare the Predecessor Fund’s performance to a broad measure of market performance.

Average Annual Total Returns
For Periods ended December 31, 2012

	1 Year (Ended 12-31-12)	Since Inception* (2-1-11)
	1 Year	Since Inception (2-1-11)
Altegris/AACA Real Estate Long Short Fund*	20.79%	12.63%
Dow Jones U.S. Real Estate Total Return Index**	18.94%	10.72%
Standard & Poor’s 500 Total Return Index***	15.98%	7.90%

*  The Fund performance above reflects performance the Predecessor Fund, as described above, and presented on an annualized basis.

**  The Dow Jones U.S. Real Estate Total Return Index (“DJUSRET”) is an unmanaged index considered to be  representative of REITs and other companies that invest directly or indirectly in real estate.

*** The Standard & Poor’s 500 Total Return Index (“S&P 500 TR”) Index is an unmanaged index consisting of 500 stocks chosen for their market size, liquidity and industry representation, and is considered to be representative of the U.S. equity market.

Unlike mutual funds, indices do not reflect any trading costs or management fees.

Updated performance information will also be available at no cost by visiting www.altegrismutualfunds.com or by calling 1 (888) 524-9441.

***************************************************************************************

Supplemental Prior Performance Information

The following performance chart shows the cumulative returns for the S&P 500 TR Index, the DJUSRET and the Predecessor Fund over various quarters from the inception of the Predecessor Fund through September 30, 2013.  In this chart, the performance of the Predecessor Fund is presented on a pro forma basis reflecting its performance net of the estimated fees and expenses of Class I Shares of the Fund (upon its commencement of operations as reflected in the table in the “Fees and Expenses of the Fund” section above) – rather than presented net of the Predecessor Fund’s applicable management fees, performance fees and other actual expenses of the Predecessor Fund during this time period.  Investors should be aware that from its inception on February 1, 2011 through the date of this Prospectus, the Predecessor Fund was not subject to certain investment restrictions, diversification requirements, limitations on leverage and other restrictions of the Investment Company Act of 1940 Act (“1940 Act”) and of the Internal Revenue Code (“Code”), which if they had been applicable, might have adversely affected its performance.  In addition, the Predecessor Fund was not subject to sales loads which are applicable to certain classes of Fund shares, and which also would have adversely affected performance.

The index information is intended to permit you to compare the Predecessor Fund to broad measures of market performance.  The adviser believes this chart may show investors the risk-management benefits of an investment in the real estate long short strategies previously pursued by the Predecessor Fund, and which are substantially identical to those pursued by the Fund as described herein.

CUMULATIVE PERFORMANCE CHART

Returns calculated beginning on February 1, 2011, on a pro forma basis to reflect performance net of the estimated fees and expenses of Class I Shares of the Fund (as reflected in the table in the “Fees and Expenses of the Fund” section above).

The following table shows the average annual returns for the Predecessor Fund, from its inception through the calendar quarter ended September 30, 2013, also presented on a pro forma basis, as described above, reflecting its performance net of the Total Annual Fund Operating Expenses (before fee waiver) of Class I Shares of the Fund (upon its commencement of operations as reflected in the table in the “Fees and Expenses of the Fund” section above).

Average Annual Total Returns From Inception of Predecessor Fund Through Quarter Ended September 30, 2013
	2011*	2012	2013**	Since Inception*** (2-1-11)
Predecessor Fund	4.03%	23.81%	1.98%	10.77%
Dow Jones U.S. Real Estate Total Return Index	2.20%	18.94%	1.83%	8.33%
Standard & Poor’s 500 Total Return Index	-0.25%	15.98%	19.81%	13.03%

*      Partial year, from February 1, 2011; not annualized.

**     Partial year, through September 30, 2013; not annualized.

  ***   Performance since inception presented on an annualized basis.

The DJUSRET is an unmanaged index considered to be representative of REITs and other companies that invest directly or indirectly in real estate.

The S&P 500 TR Index is an unmanaged index consisting of 500 stocks chosen for their market size, liquidity and industry representation, and is considered to be representative of the U.S. equity market.  Unlike mutual funds, indices do not reflect any trading costs or management fees.

Updated performance information will also be available at no cost by visiting www.altegrismutualfunds.com or by calling 1 (888) 524-9441.